111 Huntington Avenue, Boston, MA 02199-7618

August 3, 2015

VIA EDGAR

United States Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	MFS Variable Insurance Trust II – MFS Money Market Portfolio

(File Nos. 002-83616; 811-3732)

Ladies and Gentlemen:

Enclosed for filing on behalf of MFS Variable Insurance Trust II (the “Trust”) pursuant to Rule 14a-6(b) under the Securities Exchange Act of 1934, as amended, and Rule of 101(a)(1)(iii) of Regulation S-T, is a definitive copy of the cover letter from the President of the Trust, Notice, Proxy Statement, and form of Proxy to be used in connection with the Special Meeting of Shareholders of MFS Money Market Portfolio, a series of the Trust (collectively, the “Proxy Materials”).

The Meeting is scheduled to be held on October 8, 2015, and is being called for the purposes described in the Notice of the Special Meeting of Shareholders filed herewith. The Proxy Materials are intended to be released to security holders on or about August 7, 2015.

Please direct any comments or questions regarding the enclosed materials to me at (617) 954-4085.

Very truly yours,

THOMAS H. CONNORS
Thomas H. Connors
Assistant Secretary